Ballard Power Systems Inc.

News Release

Ballard to Receive DOE Funding to Advance Non-Automotive Fuel Cell Commercialization

•	$6.2 million in funding to Ballard for fuel cell research and development projects

•	Ballard will collaborate with leading U.S. technology partners

•	Projects will focus on fuel cell durability and cost to enable widespread commercialization of fuel cells for diverse applications

For Immediate Release – March 8, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced today that it has $6.2 million in project funding from the U.S. Department of Energy (DOE) under contract over a four year period. Ballard Material Products, a U.S. subsidiary of Ballard Power Systems, was awarded $4.1 million as prime for a contract that will focus on improvements in fuel cell durability and cost. Additionally, Ballard will be sub-contractor to leading U.S. technology organizations for several other fuel cell research and development projects funded by the DOE.

“We are excited to be working with a technology leader such as Ballard Power Systems,” said Dr. Rod Borup, Fuel Cell Program Manager, Institute for Hydrogen and Fuel Cell Research at Los Alamos National Laboratory, one of Ballard’s project partners. “This is important work in support of the DOE goal to move fuel cell technology closer to large scale commercialization. Our collaborations with Ballard are in the areas of understanding and improving fuel cell durability and reducing technology cost, which are the primary enablers to rapid market adoption of fuel cell systems.”

Over eighty percent of the announced DOE funding has been allocated to projects aimed at increased durability and cost reduction, with the remaining funds focused on water management modeling. The project for which Ballard Material Products will be prime is meant to improve the understanding of fuel cell materials and components degradation, leading to recommended mitigation strategies to facilitate further commercialization. Resulting advancements will facilitate commercialization of fuel cells for a range of applications, including stationary power generation.

In addition to Los Alamos National Laboratory, Ballard will be partnering with other leading U.S. technology organizations, including Lawrence Berkeley National Laboratory, Sandia National Laboratory, Georgia Institute of Technology, Michigan Technical University, University of Hawaii at Manoa and University of New Mexico.

“The receipt of significant funding from the DOE clearly demonstrates the Department of Energy’s interest in fuel cell market adoption,” said Dr. Christopher Guzy, Chief Technology Officer at Ballard Power Systems. “This funding is completely aligned with Ballard’s plans to continue investing in strategic enhancements of non-automotive fuel cell products.”

About Ballard Power Systems

Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information

Investor Relations:
Lori Rozali
+1.604.412.3195
investors@ballard.com

Public Relations:
Guy McAree
+1.604.412.7919
media@ballard.com